Exhibit 99.1

PRESS RELEASE

Denison & Ya’thi Néné Lands and Resources Announce
Signing of the Nuhenéné Benefit Agreement
with Three First Nations and Four Municipalities

Saskatoon, SK – December 1, 2025. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) and the Ya'thi Néné Land and Resource Office (“YNLR”) are pleased to announce the signing of the Nuhenéné Benefit Agreement (“Agreement”), which is a regional mutual benefits agreement between Denison and the Hatchet Lake Denesułiné First Nation, Black Lake Denesułiné First Nation, Fond du Lac Denesułiné First Nation, the Northern Hamlet of Stony Rapids, the Northern Settlement of Uranium City, the Northern Settlement of Wollaston Lake, the Northern Settlement of Camsell Portage (collectively the “Athabasca Communities”), and YNLR. The Agreement provides the Athabasca Communities’ consent to and support for the development and operation of Denison’s majority owned and operated Wheeler River Project and Waterbury Lake Project, and also includes Denison’s minority interest in the Midwest Project (25.77% Denison owned), and the operating McClean Lake Project (22.5% Denison owned), all of which are located in northern Saskatchewan (collectively the “Projects”).

David Cates, President and CEO of Denison commented, “The execution of the Nuhenéné Benefit Agreement marks another significant milestone for Denison and the Wheeler River Project, which is in the final stages of the Federal approval process for the Environmental Assessment and construction license for the planned Phoenix in-situ recovery uranium mine. Negotiations of the Agreement began following the signing of an exploration agreement between Denison and the Athabasca Communities in 2022. Since that time, our team has focused its extensive engagement efforts towards cultivating a strong and enduring relationship built on trust and mutual respect. We are honoured to sign this agreement, and extend our sincere appreciation to the leadership of the Athabasca Communities, the YNLR board members involved in the negotiation process, and the numerous community members and support staff that have contributed to our engagement activities over the last several years.”

“This agreement shows what we can achieve when we put our people and our land at the centre of every decision,” said Chief Bart Tsannie of Hatchet Lake Denesųłiné First Nation. “We expect responsible development, and we expect real benefits for our communities. This agreement delivers on that.”

Chief Coreen Sayazie of Black Lake Denesųłiné First Nation commented, “YNLR led these negotiations with dedication, and we are proud of all who contributed to this work. Denison came to the table with honesty and integrity, and that helped us reach a fair and meaningful agreement. This agreement is the result of many voices working together for the Athabasca region, and it is a major achievement for all our communities.”

“As Chief of Fond du Lac Denesųłiné First Nation, I believe this partnership will help build long-term prosperity for the Athabasca region,” said Chief Ronnie Augier. “We believe in sustainable development, but also in strong protection of the land we depend on. Balancing these two priorities is central to Fond du Lac’s and YNLR’s work, and this agreement supports that balance for our children and future generations.”

The Chairperson of Wollaston Lake Post, Terri Daniels, commented, “This agreement creates real opportunities for our people - good jobs, strong training programs, and space for our local businesses to grow. These benefits will help our members participate fully in the northern economy.”

Mayor Daniel Powder of Stony Rapids, stated, “This agreement reflects years of hard work to protect our rights, our land, and our way of life. It is a positive step that honours our values while creating opportunities for our people to benefit from activity in our territory.”

“Independent environmental monitoring has always been a priority for our communities,” said Uranium City Chairperson, Duane Larocque. “This agreement strengthens our role in overseeing the land, the water, and the wildlife. It gives us a clear role in making sure the activities are carried out with respect and transparency.”

Chairperson Claire Larocque of Camsell Portage said, “Our seven Athabasca communities have worked side by side for many years, and this agreement reflects the strength of that unity. When we stand together, we open the door to real opportunities and positive outcomes for our region.”

“Our ongoing work with Denison has shown their readiness to listen, collaborate, and support the priorities of Athabasca residents,” said Mary Denechezhe, YNLR Board Chair. “This agreement builds on that foundation and creates meaningful opportunities for our communities while supporting responsible development.”

Figure 1: Map of Nuhenéné Benefits Agreement Projects

NUHENÉNÉ TRADITIONAL LAND OF THE
ATHABASCA DENESŲŁINÉ
CAMSELL PORTAGE
URANIUM CITY
FOND DU LAC DENESŲŁINÉ
FIRST NATION
STONY RAPIDS
BLACK LAKE DENESŲŁINÉ
FIRST NATION
ATHABASCA BASIN
WATERBURY
MCCLEAN LAKE
MIDWEST
WOLLASTON LAKE
HATCHET LAKE DENESŲŁINÉ
FIRST NATION
WHEELER RIVER
0
50
100 km

Nuhenéné Benefit Agreement

The Agreement acknowledges that the Projects are located within the Nuhenéné Traditional Land of the Athabasca Denesułiné (see Figure 1) and provides Denison with the Athabasca Communities’ consent and support to advance the Projects. Amongst other key commitments, the Agreement provides the Athabasca Communities and its members an important role in environmental oversight, with specific recognition and support for the protection of the Woodland Caribou and for surface water monitoring. The Agreement also commits to the sharing of benefits from the successful operation of the Projects — including community investment, business opportunities, employment and training opportunities, and financial compensation.

Overall, the Agreement describes a jointly held vision for the future that reflects a mutual commitment to maintain an open, respectful, and cooperative relationship between Denison and the Athabasca Communities. Importantly, the Agreement defines the characteristics of the positive legacy that will be associated with the sustainable development of the Projects.

About Denison

Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Denison has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan.

In mid-2023, the Phoenix feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study ('PFS') was completed for Wheeler River's Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval in July 2025 of the project's EA by the Province of Saskatchewan and commencement in October 2025 of the Canadian Nuclear Safety Commission Hearings for Federal approval of the EA and project construction license. The Hearing is scheduled to continue and be concluded during the week of December 8, 2025.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture ('MLJV'), which includes unmined uranium deposits (with mining at McClean North deposit via the MLJV's SABRE mining method having commenced in July 2025 using the MLJV's SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé ('THT') and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited ('JCU'), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison's first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information about Denison, please contact

David Cates                                             (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                                              (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X                               @DenisonMinesCo

About YNLR and the Athabasca Communities of Nuhenéné

YNLR is a non-profit organization owned by the seven Athabasca Basin communities: Hatchet Lake First Nation, Black Lake First Nation, Fond du Lac First Nation, and the northern municipalities of Stony Rapids, Wollaston Lake, Uranium City, and Camsell Portage. Together, these communities represent the heart of Nuhenéné, the vast and culturally significant Traditional Land of the Athabasca Denesułiné, encompassing remote lakes, caribou ranges, traplines, travel routes, and harvesting areas that continue to sustain the people in this territory.

YNLR was established in 2016 following the signing of the Ya’thi Néné Collaboration Agreement between the Athabasca communities and uranium producers Cameco and Orano. The organization was created to ensure that the voices, rights, and long-term interests of Athabasca residents are meaningfully represented in decisions affecting their lands, waters, and communities.

YNLR works to protect the environmental, social, economic, and cultural well-being of the Athabasca region, guided by the knowledge, traditions, and aspirations of the Denesułiné people. The organization serves as a regional steward and trusted partner, working closely with industry and government to ensure responsible development within Nuhenéné. Through Indigenous-led land stewardship, rigorous environmental monitoring, community engagement, and support for education, training, and employment, YNLR strives to uphold a balanced approach that protects the land and water for traditional use while promoting sustainable development and economic opportunities for Athabasca residents.

For more information about YNLR, please contact

Garrett Schmidt (306) 370-3358
Executive Director, YNLR

Kathy Hay (306) 270-4083
Manager of Corporate Affairs, YNLR

Follow YNLR on Facebook, Instagram, LinkedIn @YathiNene

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to Denison's current intentions and objectives with respect to, and commitments set forth in the Nuhenéné Benefit Agreement; development and expansion plans and objectives for the Projects; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2025 or subsequent quarterly financial reports under the heading ‘Risk Factors’. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.